ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

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February 8, 2022

VIA ELECTRONIC EDGAR FILING

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	HeartCore Enterprises, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on January 25, 2022
File No. 333-261984

Dear Sir or Madam:

We have electronically filed herewith on behalf of HeartCore Enterprises, Inc. (the “Company”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1. Amendment No. 2 is marked to show changes made from the previous filing made on January 25, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Sumitaka Yamamoto, Chief Executive Officer of the Company, dated February 7, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 1 to Registration Statement on Form S-1

Impact of the COVID-19 Pandemic, page 19

*	1.	Comment: We note your revised disclosures in response to prior comment 2 indicating that the reduction in the net retention rate for your digital transformation business unit (RPA business) was due to a number of small and medium-sized customers cancelling their contracts due to the COVID-19 pandemic. Consistent with comment 4 in the letter dated December 9, 2021 regarding disclosure of the specific impact of the COVID-19 pandemic, please revise to also address your loss of customers. Also, as previously requested, please make conforming revisions to the discussion of the impact of the COVID-19 pandemic throughout your filing in the Risk Factors, Management’s Discussion and Analysis, and Description of Business sections.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding the impact of the COVID-19 pandemic in the Prospectus Summary, Risk Factors, Management’s Discussion and Analysis and Description of Business sections to specifically discuss its loss of customers due to the COVID-19 pandemic where a number of small and medium-sized customers of the RPA business unit cancelled their contracts due to the COVID-19 pandemic.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Our Ability to Manage and Retain Customer Renewals, page 64

2.	Comment: We note the additional disclosure in response to prior comment 2, including that the net retention rate for paying customers of your customer experience management business unit (CMS business) was 95%, 95% and 92% as of September 30, 2021, December 31, 2020 and 2019, respectively. Please clarify the other disclosure that you had a net retention rate of 98% among the existing customers of your CMS business. In this regard, disclose if this rate also takes into account your non-paying customers.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to clarify that the Company had a net retention rate of 98% among its combined paying and non-paying customers in its CMS business.

Consolidated Balance Sheets, page F-23

3.	Comment: We note that you revised the unaudited consolidated financial statements as of September 30, 2021 in response to prior comment 5. Please revise to label the financial statements as restated and provide disclosure describing the nature and effect of the error. Refer to ASC 250-10-50-7.

Response: In response to the Staff’s comment, the Company has revised the unaudited consolidated financial statements as of September 30, 2021 to label such statements as restated and provide disclosure describing the nature and effect of the error.

If the Staff has any further comments regarding Amendment No. 2 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

cc:	Melissa Walsh/U.S. Securities and Exchange Commission
Stephen Krikorian/U.S. Securities and Exchange Commission
Austin Pattan/U.S. Securities and Exchange Commission
Matthew Crispino/U.S. Securities and Exchange Commission
Sumitaka Yamamoto/HeartCore Enterprises, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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